Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 10, 2020. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2019 Annual Report dated February 19, 2020, which includes our annual audited consolidated financial statements and MD&A and our Annual Information Form, each for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2020 (“interim financial statements”) based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•

US crop demand fundamentals have stabilized as a result of a rebound in ethanol demand and strong Chinese purchases due to tight Chinese inventories and rising prices. However, favorable US growing conditions, high crop conditions ratings and supportive weather forecasts have combined to pressure prices in recent weeks.

•

North American spring fertilizer application was robust and customer engagement in summer fill programs was strong as wholesale customers replenished inventories. The US corn and soybean crop is progressing well ahead of 2019 levels, which could be supportive of strong fall applications.

•

In Australia, moisture levels have improved particularly in eastern states which is expected to result in much higher planting year-over-year. In Western Canada, we expect that generally good crop conditions will support summer crop protection demand. Brazilian soybean and corn prices continue to be historically high. As a result, Brazilian growers are realizing record margins and have forward contracts to sell historically high proportions of their anticipated 2021 harvest. Brazilian soybean acreage is expected to increase approximately 5 percent in the upcoming planting season.

Crop Nutrient Markets

•

Global potash buying increased meaningfully following the signing of the China and India potash contracts, particularly in Brazil. With strong demand in most key regions, many producers have announced they are now sold out through September 2020 and Brazilian prices have rebounded by over $30/mt from low values in the second quarter of this year. We maintain our projection for 2020 global potash shipments between 65 and 67 million tonnes.

•

Global urea demand has been supported by strong consumption in many key regions, particularly in India. Chinese urea exports continue to be lower year-over-year, but we expect the pace to increase in the second half of 2020. Ammonia prices have continued to be held back by weaker-than-normal industrial demand in the Western Hemisphere, while improved industrial utilization in Asian markets is supporting both demand and prices in that region.

•	Global phosphate prices have been supported by anticipated strength in second-half demand in India and Brazil.

Financial Outlook and Guidance

Based on market factors detailed above, we are lowering the top of the range for our 2020 adjusted net earnings guidance to $1.50 to $1.90 per share (from $1.50 to $2.10 per share previously) and adjusted EBITDA guidance to $3.5 to $3.8 billion (from $3.5 to $3.9 billion previously).

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 46 of Nutrien’s 2019 Annual Report for related sensitivities.

2020 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$1.50	$1.90

Adjusted EBITDA (billions) [2]	$3.5	$3.8

Retail EBITDA (billions)	$1.4	$1.5

Potash EBITDA (billions)	$1.0	$1.2

Nitrogen EBITDA (billions)	$1.1	$1.2

Phosphate EBITDA (millions)	$200	$250

Potash sales tonnes (millions) [3]	12.1	12.5

Nitrogen sales tonnes (millions) [3]	10.9	11.5

Depreciation and amortization (billions)	$1.85	$1.95

Effective tax rate	19%	21%

Sustaining capital expenditures (billions)	$0.9	$1.0

1 See the “Forward-Looking Statements” section.

2 See the “Non-IFRS Financial Measures” section.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars)	2020	2019	% Change	2020	2019	% Change
Sales	8,416	8,693	(3)	12,602	12,412	2
Freight, transportation and distribution	237	215	10	449	386	16
Cost of goods sold	6,024	6,166	(2)	9,125	8,739	4
Gross margin	2,155	2,312	(7)	3,028	3,287	(8)
Expenses	1,016	1,017	-	1,807	1,816	-
Net earnings	765	858	(11)	730	899	(19)
EBITDA [1]	1,656	1,781	(7)	2,211	2,377	(7)
Adjusted EBITDA [1]	1,721	1,870	(8)	2,229	2,574	(13)
Free cash flow (“FCF”) [1]	1,173	1,308	(10)	1,354	1,690	(20)
FCF including changes in non-cash operating working capital [1]	1,611	929	73	922	246	275

1 See the “Non-IFRS Financial Measures” section.

Our second-quarter and first-half 2020 net earnings were lower than the same periods in 2019 primarily due to significantly lower crop nutrient prices. This was mostly offset by strong Retail revenue and gross margin growth, higher crop nutrient volume sales, solid operational results and the benefit of an asset retirement obligation change in estimate. COVID-19 had limited impact on our business in the periods.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2020 to the results for the three and six months ended June 30, 2019, respectively, unless otherwise noted.

 Retail

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	2,527	2,626	(4)	559	540	4	22	21
Crop protection products	2,436	2,286	7	547	472	16	22	21
Seed	1,141	1,197	(5)	219	209	5	19	17
Merchandise	253	144	76	45	24	88	18	17
Services and other	392	259	51	242	195	24	62	75
	6,749	6,512	4	1,612	1,440	12	24	22
Cost of goods sold	5,137	5,072	1
Gross margin	1,612	1,440	12
Expenses [1]	811	749	8
Earnings before finance costs and taxes (“EBIT”)	801	691	16
Depreciation and amortization	163	145	12
EBITDA	964	836	15

1 Includes selling expenses of $764 million (2019 – $683 million).

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	3,312	3,313	-	715	671	7	22	20
Crop protection products	3,446	3,030	14	704	589	20	20	19
Seed	1,535	1,553	(1)	278	259	7	18	17
Merchandise	469	252	86	79	43	84	17	17
Services and other	636	403	58	365	287	27	57	71
	9,398	8,551	10	2,141	1,849	16	23	22
Cost of goods sold	7,257	6,702	8
Gross margin	2,141	1,849	16
Expenses [1]	1,488	1,320	13
EBIT	653	529	23
Depreciation and amortization	318	281	13
EBITDA	971	810	20

1 Includes selling expenses of $1,399 million (2019 – $1,215 million).

•

EBITDA was significantly higher in the second quarter and first half of 2020, compared to the same periods in 2019, due to strong growth in revenue and gross margins across most product lines. The increase was due primarily to organic growth, aided by more normal weather conditions in the US this year, as well as from the benefit of acquisitions made over the past year. Total selling expenses and selling expense as a percent of revenue increased in the periods due primarily to the Ruralco Holdings Limited (“Ruralco”) acquisition that closed at the end of the third quarter of 2019. Selling expenses as a percentage of revenue were also impacted by lower crop nutrient and seed prices in 2020, resulting in lower associated revenues. Selling expenses as a percent of gross margin decreased compared to the same periods in 2019.

•

Crop nutrients sales were lower in the second quarter but similar in the first half of 2020, compared to the same periods in 2019. Lower selling prices offset a 9 percent and 13 percent increase in sales volumes in the respective periods. Gross margin percentage increased in the periods due to higher proprietary product sales.

•

Crop protection products sales in the second quarter and first half of 2020 were higher due to continued market share growth, strong applications in North America and Australia supported by improved weather conditions and earlier planting in the US relative to 2019. Gross margin percentage increased in the periods due to strong product sales and gains achieved in key product categories.

•

Seed sales in the first half of 2020 were similar to the same period last year but were down in the second quarter as North American planting in 2019 was more heavily weighted to the second quarter due to delayed seeding. Lower cotton planting and pressure on soybean seed prices were largely offset by higher total planted acreage in the US. Gross margin percentage increased due to an increased proportion of corn and canola seed sales, which have a higher gross margin, and fewer replanting discounts compared to the same periods in 2019.

•

Merchandise sales increased in the periods primarily due to the addition of the Ruralco business in Australia. Gross margin percentage improved in the second quarter and was similar for the first half of 2020 compared to the same periods last year as we were able to increase margins in key markets.

•

Services and other sales were also higher in the periods due to contributions from our Australian business and higher custom applications in the US. Gross margin percentage decreased due to product mix changes resulting primarily from the acquisition of Ruralco.

 Potash

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	232	257	(10)	1,201	975	23	194	264	(27)

Offshore	356	591	(40)	2,414	2,480	(3)	147	238	(38)

	588	848	(31)	3,615	3,455	5	163	246	(34)

Cost of goods sold	310	317	(2)				86	92	(7)

Gross margin - manufactured	278	531	(48)				77	154	(50)

Gross margin - other [1]	-	-	-	Depreciation and amortization			30	33	(9)

Gross margin - total	278	531	(48)	Gross margin excluding depreciation

Expenses [2]	52	92	(43)	and amortization - manufactured [3]			107	187	(43)

EBIT	226	439	(49)	Potash cash cost of product

Depreciation and amortization	109	114	(4)	manufactured [3]			52	59	(12)

EBITDA	335	553	(39)

1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $Nil) less cost of goods sold of $Nil (2019 – $Nil).

2 Includes provincial mining and other taxes of $46 million (2019 – $91 million).

3 See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	457	502	(9)	2,348	1,951	20	195	257	(24)

Offshore	648	1,042	(38)	4,144	4,424	(6)	156	235	(34)

	1,105	1,544	(28)	6,492	6,375	2	170	242	(30)

Cost of goods sold	575	589	(2)				88	92	(4)

Gross margin - manufactured	530	955	(45)				82	150	(45)

Gross margin - other [1]	-	1	(100)	Depreciation and amortization			32	34	(6)

Gross margin - total	530	956	(45)	Gross margin excluding depreciation

Expenses [2]	115	156	(26)	and amortization - manufactured			114	184	(38)

EBIT	415	800	(48)	Potash cash cost of product

Depreciation and amortization	205	214	(4)	manufactured			56	59	(5)

EBITDA	620	1,014	(39)

1 Includes other potash and purchased products and is comprised of net sales of $Nil million (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).

2 Includes provincial mining and other taxes of $103 million (2019 – $154 million).

•	EBITDA decreased in the second quarter and first half of 2020 due to lower global potash prices. This was partially offset by record high sales volumes and lower cost of goods sold per tonne.

•

Sales volumes were the highest of any second quarter and first half on record. Strong demand in North America for both the second quarter and the first half of 2020 resulted from an increase in US planted acreage and more normal weather this spring following several challenging application seasons. Offshore sales volumes declined slightly compared to the same periods last year due to lower Chinese import demand and some short-term cautious spot purchasing in certain international markets.

•	Net realized selling price decreased in the second quarter and first half of 2020, reflecting pressure in global benchmark prices during much of the first half of 2020.

•

Cost of goods sold per tonne decreased in both periods due to lower production costs and lower depreciation and amortization related to production mix. Potash cash cost of product manufactured in the second quarter and first half of 2020 was significantly lower than the same periods in 2019 primarily due to production efficiency gains and the deferral of maintenance projects due to COVID-19 precautions.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2020	2019	% Change	2020	2019	% Change

Latin America	36	29	24	31	24	29

Other Asian markets [1]	26	27	(4)	28	30	(7)

China	19	25	(24)	22	27	(19)

India	12	9	33	12	10	20
Other markets	7	10	(30)	7	9	(22)

	100	100		100	100

1 All Asian markets except China and India.

 Nitrogen

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	229	296	(23)	935	1,041	(10)	244	285	(14)

Urea	273	305	(10)	1,000	969	3	273	314	(13)

Solutions, nitrates and sulfates	194	201	(3)	1,255	1,137	10	154	177	(13)

	696	802	(13)	3,190	3,147	1	218	255	(15)

Cost of goods sold	508	531	(4)				159	169	(6)

Gross margin - manufactured	188	271	(31)				59	86	(31)

Gross margin - other [1]	20	23	(13)	Depreciation and amortization			54	49	10

Gross margin - total	208	294	(29)	Gross margin excluding depreciation

Expenses (income)	(3)	(11)	(73)	and amortization - manufactured			113	135	(16)

EBIT	211	305	(31)	Ammonia controllable cash cost of

Depreciation and amortization	172	154	12	product manufactured [2]			40	45	(11)

EBITDA	383	459	(17)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $157 million (2019 – $164 million) less cost of goods sold of $137 million (2019 – $141 million).

2 See the “Non-IFRS Financial Measures” section.

(millions of US dollars, except as otherwise noted)	Six Months Ended June 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	359	458	(22)	1,502	1,685	(11)	239	272	(12)

Urea	510	518	(2)	1,856	1,616	15	275	321	(14)

Solutions, nitrates and sulfates	357	372	(4)	2,360	2,085	13	151	178	(15)

	1,226	1,348	(9)	5,718	5,386	6	214	250	(14)

Cost of goods sold	952	929	2				166	172	(3)

Gross margin - manufactured	274	419	(35)				48	78	(38)

Gross margin - other [1]	31	41	(24)	Depreciation and amortization			56	50	12

Gross margin - total	305	460	(34)	Gross margin excluding depreciation

Expenses (income)	8	(6)	n/m	and amortization - manufactured			104	128	(19)

EBIT	297	466	(36)	Ammonia controllable cash cost of

Depreciation and amortization	322	267	21	product manufactured			43	44	(2)

EBITDA	619	733	(16)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $305 million (2019 – $295 million) less cost of goods sold of $274 million (2019 – $254 million).

•

EBITDA decreased in the second quarter and first half of 2020 as lower net realized selling prices more than offset the benefit of higher sales volumes into North American agricultural markets and lower cost of goods sold per tonne.

•

Sales volumes in the second quarter and first half of 2020 increased compared to the same periods in 2019 due to strong fertilizer demand. This more than offset lower ammonia sales caused by reduced industrial demand in the periods.

•	Net realized selling price of nitrogen decreased in the second quarter and first half of 2020 due to lower global and North American benchmark prices across all products.

•

Cost of goods sold per tonne for nitrogen decreased in the periods as a result of lower natural gas prices and fixed costs. This was partially offset by higher depreciation and amortization due to expansion and turnaround work that was completed in late 2019. Ammonia controllable cash cost of product manufactured per tonne decreased in the second quarter and first half of 2020 compared to the same periods last year due to lower fixed costs and favorable foreign exchange rates related to our Canadian operations.

Natural Gas Prices

	Three Months Ended June 30			Six Months Ended June 30

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change

Overall gas cost excluding realized derivative impact	2.09	2.34	(11)	2.16	2.68	(19)

Realized derivative impact	0.06	0.17	(65)	0.06	0.10	(40)
Overall gas cost	2.15	2.51	(14)	2.22	2.78	(20)

Average NYMEX	1.72	2.64	(35)	1.83	2.89	(37)

Average AECO	1.37	0.88	56	1.50	1.18	27

•	Gas costs decreased in the second quarter and first half of 2020 compared to the same periods in 2019 primarily due to lower US gas costs and a lower realized derivative impact.

 Phosphate

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	146	263	(44)	472	681	(31)	309	385	(20)

Industrial and feed	104	104	-	194	182	7	538	569	(5)

	250	367	(32)	666	863	(23)	375	424	(12)

Cost of goods sold	224	375	(40)				335	434	(23)

Gross margin - manufactured	26	(8)	n/m				40	(10)	n/m

Gross margin - other [1]	2	(2)	n/m	Depreciation and amortization			84	72	17

Gross margin - total	28	(10)	n/m	Gross margin excluding depreciation

Expenses	7	14	(50)	and amortization - manufactured			124	62	100

EBIT	21	(24)	n/m

Depreciation and amortization	56	62	(10)

EBITDA	77	38	103

1 Includes other phosphate and purchased products and is comprised of net sales of $27 million (2019 - $51 million) less cost of goods sold of $25 million (2019 - $53 million).

(millions of US dollars, except as otherwise noted)	Six Months Ended June 30
	Dollars			Tonnes (thousands)			Average per Tonne
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	319	471	(32)	1,040	1,172	(11)	307	401	(23)

Industrial and feed	210	215	(2)	385	386	-	546	556	(2)

	529	686	(23)	1,425	1,558	(9)	372	440	(15)

Cost of goods sold	511	679	(25)				359	436	(18)

Gross margin - manufactured	18	7	157				13	4	225

Gross margin - other [1]	3	(3)	n/m	Depreciation and amortization			84	78	8

Gross margin - total	21	4	425	Gross margin excluding depreciation

Expenses	17	20	(15)	and amortization - manufactured			97	82	18

EBIT	4	(16)	n/m
Depreciation and amortization	119	122	(2)
EBITDA	123	106	16

1 Includes other phosphate and purchased products and is comprised of net sales of $61 million (2019 - $81 million) less cost of goods sold of $58 million (2019 - $84 million).

•

EBITDA increased in the second quarter and first half of 2020 primarily due to a change in estimate related to an asset retirement obligation resulting in a gain of $46 million in the second quarter. Excluding this impact, EBITDA would have been lower in the periods compared to the previous year, as declines in net realized selling prices and sales volumes more than offset the benefit of a reduction in cost of goods sold per tonne.

•

Sales volumes decreased in the second quarter and first half of 2020 primarily due to the conversion of the Redwater phosphate facility to ammonium sulfate in 2019 and lower phosphoric acid exports in 2020.

•	Net realized selling price of phosphate decreased in the second quarter and first half of 2020, consistent with declines in global benchmark prices.

•	Cost of goods sold per tonne decreased significantly in both periods primarily due to the asset retirement obligation revaluation gain and lower raw material costs.

 Corporate and Others

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2020	2019	% Change	2020	2019	% Change

Sales [1]	20	36	(44)	47	64	(27)

Cost of goods sold	18	36	(50)	43	64	(33)

Gross margin	2	-	n/m	4	-	n/m

Selling expenses	(8)	(3)	167	(13)	(9)	44

General and administrative expenses	65	62	5	125	126	(1)

Provincial mining and other taxes	1	4	(75)	1	5	(80)

Share-based compensation expense (recovery)	12	59	(80)	(20)	116	n/m

Impairment of assets	-	-	-	-	33	(100)

Other expenses	79	51	55	86	55	56

EBIT	(147)	(173)	(15)	(175)	(326)	(46)

Depreciation and amortization	17	11	55	26	22	18

EBITDA	(130)	(162)	(20)	(149)	(304)	(51)

Finance costs	139	143	(3)	272	266	2

Income tax expense	235	294	(20)	219	306	(28)

Other comprehensive income (loss)	201	(14)	n/m	(157)	18	n/m

1 Primarily relates to our non-core Canadian business.

•

Share-based compensation expense (recovery) - We had an expense for the three months ended June 30, 2020 as share-based awards vest over time. This is partially offset by the impact of a lower share price during this period.

We had a recovery for the six months ended June 30, 2020 as our share price decreased primarily resulting from market volatility due to the COVID-19 pandemic, compared to an increase in our share price in the comparative period in 2019.

•	Impairment of assets was lower for the first half of 2020 due to a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in 2019.

•

Finance costs in the second quarter and first half of 2020 were similar to the same periods last year. Lower interest rates were more than offset by higher finance costs related to COVID-19 as we managed, and continue to manage, our liquidity position during the pandemic.

•	Income tax expense decreased due to lower earnings before income taxes for the second quarter and first half of 2020 compared to the same periods in 2019.

•

Other comprehensive income (loss) - For the three months ended June 30, 2020, we had higher other comprehensive income from a gain on translation of our Retail operations in Canada and Australia as the Canadian and Australian dollars significantly appreciated as global markets partially rebounded following the COVID-19 outbreak in the early part of 2020.

We had an other comprehensive loss in the first half of 2020 from the translation of our Retail operations in Canada. We also had higher unrealized fair value losses in our investment in Sinofert Holdings Ltd. These greater-than-normal fluctuations in foreign exchange rates and the mark-to-market value of our investment were primarily attributable to increased market volatility as a result of the global COVID-19 pandemic.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at

(millions of US dollars, except as otherwise noted)	June 30, 2020	December 31, 2019	$ Change	% Change
Assets
Cash and cash equivalents	1,415	671	744	111
Receivables	5,712	3,542	2,170	61
Inventories	4,199	4,975	(776)	(16)
Prepaid expenses and other current assets	444	1,477	(1,033)	(70)
Liabilities and Equity
Short-term debt	1,247	976	271	28
Current portion of long-term debt	-	502	(502)	(100)
Payables and accrued charges	7,306	7,437	(131)	(2)
Long-term debt	10,032	8,553	1,479	17
Retained earnings	7,320	7,101	219	3

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•	Receivables increased due to seasonal Retail sales resulting in higher receivables from customers and vendor rebates receivables.

•	Inventories decreased due to seasonal Retail sales.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) during the spring application season.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased primarily due to lower customer prepayments as Retail customers took delivery of prepaid sales. The decrease was partially offset by an increase primarily related to a shift in timing of supplier payments.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in May 2020 exceeding the repayment of $500 million in notes that matured in the first quarter of 2020.

•	Retained earnings increased as net earnings in the first half of 2020 exceeded dividends declared.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. As further developments and impacts of COVID-19 are highly uncertain and cannot be predicted, we continue to monitor our liquidity position. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Key uses in the second quarter and/or six months ended June 30, 2020 included:

•	Repaid $3.5 billion of revolving credit facilities during the three months ended June 30, 2020.
•	Repaid at maturity $500 million of 4.875 percent notes during the six months ended June 30, 2020. See Note 7 to the interim financial statements.
•	Paid $258 million and $514 million in dividends to shareholders for the three and six months ended June 30, 2020, respectively.
•

Repurchased approximately 4 million common shares for cancellation at a cost of $160 million with an average price per share of $41.96 during the six months ended June 30, 2020. At June 30, 2020, we had approximately 28 million shares available to repurchase under the normal course issuer bid, which expires on February 26, 2021. See Note 8 to the interim financial statements.

Key sources in the second quarter and/or six months ended June 30, 2020 included:

•	Issued $1.5 billion of notes on May 13, 2020. See Note 7 to the interim financial statements.

In March and April 2020, in response to the market uncertainty caused by the COVID-19 pandemic, we established new committed revolving credit facilities totaling approximately $1.5 billion. We closed these credit facilities after the issuance of the new notes as described above. We also use commercial paper as a source of liquidity. For the three and six months ended June 30, 2020, outstanding commercial paper decreased by $646 million and increased by $355 million, respectively.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2020	2019	% Change	2020	2019	% Change

Cash provided by operating activities	1,756	1,172	50	1,230	657	87

Cash used in investing activities	(408)	(420)	(3)	(853)	(1,229)	(31)

Cash (used in) provided by financing activities	(3,139)	(500)	528	380	(1,109)	n/m

Effect of exchange rate changes on cash and cash equivalents	24	(9)	n/m	(13)	(17)	(24)

(Decrease) increase in cash and cash equivalents	(1,767)	243	n/m	744	(1,698)	n/m

Cash and cash equivalents decreased by $1,767 million this quarter compared to an increase of $243 million in the comparative quarter in 2019, due to:

•

An increase of $584 million in cash provided by operating activities over the same period in 2019, mostly due to improved working capital management. The most significant change was an increase in payables and accrued charges related to a shift in timing of supplier payments. These improvements were partially offset by a decrease in net earnings due to lower crop nutrient prices.

•

A $114 million increase in cash used for acquisitions compared to the same period in 2019 primarily from the Tec Agro Group acquisition in the second quarter of 2020, partially offset by lower capital expenditures.

•

An increase in our short-term debt net repayments of $4.2 billion compared to the same period in 2019, as we repaid $3.5 billion of revolving credit facilities in the second quarter of 2020, and improved working capital management.

•	$500 million long-term debt repayment in the second quarter of 2019, compared to minimal repayment in the second quarter of 2020.
•	A decrease of $1.1 billion in cash payments to shareholders in the form of share repurchases compared to the same period in 2019.

Cash and cash equivalents increased by $744 million in the first half of 2020 compared to a decrease of $1,698 million in the first half of 2019, due to:

•

An increase of $573 million in cash provided by operating activities over the same period in 2019, mostly due to improved non-cash operating working capital management. The most significant change is an increase in payables and accrued charges related to a shift in timing of supplier payments. These improvements were partially offset by a decrease in net earnings due to lower crop nutrient prices.

•	A $316 million decrease in cash used for Retail acquisitions compared to 2019.
•	A decrease in our short-term debt net proceeds of $755 million compared to the same period in 2019, due to improved working capital management.
•	A $493 million decrease in long-term debt repayments compared to the same period in 2019.
•	A decrease of $1.8 billion in cash payments to shareholders in the form of share repurchases compared to the same period in 2019.

Capital Structure and Management

Principal Debt Instruments

In response to the COVID-19 pandemic, we continue to monitor our liquidity position. We added new credit facilities of $1.5 billion in March and April 2020, which we subsequently closed in May 2020 after the issuance of the new notes described below. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the six months ended June 30, 2020.

Short-term Debt

	As at June 30, 2020
(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Outstanding and Committed	Remaining Available

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	4,500

Uncommitted revolving demand facility	NIL	500	-	500

Other credit facilities [1]	0.9 - 11.8	640	242	398

Commercial paper	0.4 - 2.8		1,005

Total			1,247

1 Other credit facilities are unsecured and consist of South American facilities with debt of $184 (December 31, 2019 – $149) and interest rates ranging from 2.4 percent to 11.8 percent, Australian facilities with debt of $27 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and Other facilities with debt of $31 (December 31, 2019 – $20) and interest rates ranging from 0.9 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Long-term Debt

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2019 Annual Report for information on balances, rates and maturities for our notes. On May 13, 2020, we issued $1.5 billion in notes. See Note 7 to the interim financial statements. During the first half of 2020, we repaid the $500 million 4.875 percent notes that matured March 30, 2020.

Outstanding Share Data

As at August 7, 2020
Common shares	569,145,935
Options to purchase common shares	11,177,625

For more information on our capital structure and management, see Note 26 to our 2019 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Sales	8,416	4,186	3,442	4,169	8,693	3,719	3,762	4,034
Net earnings (loss) from continuing operations	765	(35)	(48)	141	858	41	296	(1,067)
Net earnings from discontinued operations	-	-	-	-	-	-	2,906	23
Net earnings (loss)	765	(35)	(48)	141	858	41	3,202	(1,044)
EBITDA	1,656	555	499	785	1,781	596	944	(932)
Earnings (loss) per share (“EPS”) from continuing operations
Basic	1.34	(0.06)	(0.08)	0.25	1.48	0.07	0.48	(1.74)
Diluted	1.34	(0.06)	(0.08)	0.24	1.47	0.07	0.48	(1.74)
EPS
Basic	1.34	(0.06)	(0.08)	0.25	1.48	0.07	5.23	(1.70)
Diluted	1.34	(0.06)	(0.08)	0.24	1.47	0.07	5.22	(1.70)

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, Potash earnings were impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the fourth quarter of 2018, earnings were impacted by $2.9 billion in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment.

Risk Factors

Coronavirus Disease (COVID-19) Pandemic

Epidemics, pandemics or other such crises or public health concerns in regions of the world where we have operations or source material or sell products, could impact or disrupt our business. Specifically, the ongoing COVID-19 outbreak has resulted in travel restrictions and extended shutdowns of certain businesses around the world, as well as a deterioration of general economic conditions. These or any governmental or other regulatory developments or health concerns in countries in which we operate could result in operational restrictions or social and economic instability, or labor shortages. More specifically, there remains uncertainty relating to the potential impact that COVID-19 could eventually have on our business. It is still possible that COVID-19 could impact our operations, create supply chain disruptions and/or limit our ability to timely sell or distribute our products in the future which would negatively impact our business, financial condition and operating results. It is also possible the fallout from COVID-19 could negatively impact our customers, even though the agriculture sector is classified as an essential service. Any significant long-term downturn in the global economy or agricultural markets could impact the Company’s access to capital or credit ratings, or our customers’ access to liquidity, which could increase our counterparty credit exposure.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been changes to our internal control over financial reporting during the quarter ended June 30, 2020. As part of our digital transformation, we have implemented a new enterprise resource planning system in the Retail segment resulting in a more automated control environment for our Canadian and Loveland Products operations. This change has materially affected our internal control over financial reporting.

Also, with the acquisition of Ruralco and the integration of the Australian Retail operations, the internal control over the Australian Retail operations will come into scope of the Company’s internal control over financial reporting for the fourth quarter of 2020. The acquisition of Ruralco was previously excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The integration of the Australian Retail operations is expected to materially affect our internal control over financial reporting.

COVID-19 has also affected our business. During the quarter, corporate office staff and many site administrative staff have worked from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. This change has not materially affected our internal control over financial reporting.

Except as discussed herein, there have been no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included and incorporated by reference in this document constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual guidance, including expectations regarding our adjusted net earnings per share, adjusted EBITDA and EBITDA by segment; capital spending expectations for 2020; expectations regarding our liquidity; expectations regarding performance of our operating segments in 2020; our operating segment market outlooks and market conditions for 2020, including the impact of COVID-19 thereon, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and acquisitions and divestitures, and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; our expectations regarding the impacts, direct and indirect, of COVID-19 on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2019 Annual Report dated February 19, 2020. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial data are stated in millions of US dollars, unless otherwise noted.

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	24	23	26	23

Crop protection products	42	44	42	43

Seed	47	42	44	42
All products	29	29	28	28

Crop nutrients sales volumes (tonnes - thousands)

North America	5,098	4,913	6,524	6,052

International	1,024	704	1,623	1,144

Total	6,122	5,617	8,147	7,196

Crop nutrients selling price per tonne

North America	427	472	425	472

International	340	433	332	397

Total	413	467	406	460

Crop nutrients gross margin per tonne

North America	101	102	100	101

International	42	56	40	51

Total	91	96	88	93

Financial performance measures			2020 Target	2020 Actuals

Retail EBITDA to sales (%) [1,2]			10	10

Retail adjusted average working capital to sales (%) [1,2]			21	18

Retail cash operating coverage ratio (%) [1,2]			61	61

Retail normalized comparable store sales (%) [2]				6

Retail EBITDA per US selling location (thousands of US dollars) [1,2]			1,000	1,075

1 Rolling four quarters ended June 30, 2020.

2 See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at June 30, 2020

(millions of US dollars)	Current	31-90 days past due	>90 days past due	Allowance [2]	Total

Nutrien Financial receivables [1]	2,068	32	24	(16)	2,108

1 See the “Non-IFRS Financial Measures” section.

2 Allowance for expected credit losses of receivables from customers.

Selected Nitrogen measures	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

Sales volumes (tonnes - thousands)

Fertilizer	2,173	1,882	3,584	2,900

Industrial and feed	1,017	1,265	2,134	2,486

Net sales (millions of US dollars)

Fertilizer	510	555	828	839

Industrial and feed	186	247	398	509

Net selling price per tonne

Fertilizer	235	295	231	289

Industrial and feed	182	196	186	205

Production measures	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

Potash production (Product tonnes - thousands)	3,346	3,285	6,381	6,784

Potash shutdown weeks [1]	22	15	34	16

Nitrogen production (Ammonia tonnes - thousands) [2]	1,619	1,599	3,066	3,234

Ammonia operating rate (%) [3]	97	91	94	92

Phosphate production (P2O5 tonnes - thousands) [4]	357	357	729	750

Phosphate P2O5 operating rate (%) [4]	84	84	86	89

1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: EBITDA is calculated as net earnings (loss) before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. In 2020, we have amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: These are meaningful measures because they are not impacted by long-term investment and financing decisions, but rather focus on the performance of our day-to-day operations. These provide a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended June 30		Six Months Ended June 30

(millions of US dollars)	2020	2019 [1]	2020	2019 [1]
Net earnings	765	858	730	899
Finance costs	139	143	272	266
Income tax expense	235	294	219	306
Depreciation and amortization	517	486	990	906
EBITDA	1,656	1,781	2,211	2,377
Merger and related costs	-	25	-	36
Acquisition and integration related costs	18	-	28	-
Share-based compensation expense (recovery)	12	59	(20)	116
Impairment of assets	-	-	-	33
COVID-19 related expenses	17	-	19	-
Foreign exchange loss (gain), net of related derivatives	18	5	(9)	12
Adjusted EBITDA	1,721	1,870	2,229	2,574

1 In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance.

Adjusted EBITDA and Adjusted Net Earnings Per Share Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses (including those recorded under finance costs), net of tax. In 2020, we have amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended June 30, 2020			Six Months Ended June 30, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings		765	1.34		730	1.28

Adjustments:

Acquisition and integration related costs	18	14	0.03	28	22	0.04

Share-based compensation expense (recovery)	12	9	0.02	(20)	(15)	(0.03)

COVID-19 related expenses	29	22	0.04	31	24	0.04

Foreign exchange loss (gain), net of related derivatives	18	14	0.02	(9)	(7)	(0.01)

Adjusted net earnings		824	1.45		754	1.32

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure which includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2020	2019	2020	2019

Cash from operations before working capital changes	1,318	1,551	1,662	2,101

Sustaining capital expenditures	(145)	(243)	(308)	(411)

Free cash flow	1,173	1,308	1,354	1,690

Changes in non-cash operating working capital	438	(379)	(432)	(1,444)

Free cash flow including changes in non-cash operating working capital	1,611	929	922	246

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Potash	310	317	575	589

Change in inventory	(40)	(19)	(32)	25

Other adjustments	(3)	(5)	(5)	(12)

COPM	267	293	538	602

Depreciation and amortization included in COPM	(92)	(100)	(181)	(205)

Cash COPM	175	193	357	397

Production tonnes (tonnes - thousands)	3,346	3,285	6,381	6,784

Potash cash COPM per tonne	52	59	56	59

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Nitrogen	645	672	1,226	1,183

Depreciation and amortization in COGS	(152)	(136)	(282)	(231)

Cash COGS for products other than ammonia	(369)	(383)	(730)	(690)

Ammonia

Total cash COGS before other adjustments	124	153	214	262

Other adjustments [1]	(46)	(50)	(35)	(33)

Total cash COPM	78	103	179	229

Natural gas and steam costs	(53)	(68)	(119)	(159)

Controllable cash COPM	25	35	60	70

Production tonnes (net tonnes [2] - thousands)	644	784	1,388	1,588

Ammonia controllable cash COPM per tonne	40	45	43	44

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2020
(millions of US dollars, except as otherwise noted)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Total
EBITDA	190	231	7	964	1,392
Sales	2,499	2,171	2,649	6,749	14,068
EBITDA to sales (%)					10

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Nutrien Financial receivables are a subcategory of US Retail receivables managed in the Nutrien Financial portfolio, segregated predominately according to credit quality. We manage our credit portfolio based on a combination of customer credit metrics, past experience with the customer and by managing exposure to any single customer.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate overall credit risk.

(millions of US dollars)	As at June 30, 2020
Nutrien Financial receivables	2,108
Non-Nutrien Financial receivables	3,604
Receivables	5,712

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year of acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended, June 30, 2020
(millions of US dollars, except as otherwise noted)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Average/Total
Working capital	3,699	1,759	2,288	2,030
Working capital from certain recent acquisitions	(75)	(138)	(108)	63
Adjusted working capital	3,624	1,621	2,180	2,093	2,380

Sales	2,499	2,171	2,649	6,749
Sales from certain recent acquisitions	-	(249)	(348)	(338)
Adjusted sales	2,499	1,922	2,301	6,411	13,133
Adjusted average working capital to sales (%)					18

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2020
(millions of US dollars, except as otherwise noted)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Total
Operating expenses [1]	617	667	677	811	2,772
Depreciation and amortization in operating expenses	(150)	(160)	(153)	(161)	(624)
Operating expenses excluding depreciation and amortization	467	507	524	650	2,148

Gross margin	655	736	529	1,612	3,532
Depreciation and amortization in cost of goods sold	2	2	2	2	8
Gross margin excluding depreciation and amortization	657	738	531	1,614	3,540
Cash operating coverage ratio (%)					61

1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Includes locations we have owned for more than 12 months.

	Rolling four quarters ended June 30, 2020

(millions of US dollars, except as otherwise noted)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Total
US EBITDA	142	143	(44)	766	1,007
Adjustments for acquisitions					(23)
US EBITDA adjusted for acquisitions					984

Number of US selling locations adjusted for acquisitions					915
EBITDA per US selling location (thousands of US dollars)					1,075

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2020	2019
Sales from comparable base
Current period	8,602	8,307
Prior period	8,551	8,372
Comparable store sales (%)	1	(1)
Prior period normalized for benchmark prices and foreign exchange rates	8,104	8,587
Normalized comparable store sales (%)	6	(3)